Exhibit 99.7

IFRS USD Earning Release

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Condensed Consolidated Financial Statements

Opinion

We have audited the accompanying condensed consolidated financial statements of Infosys Limited (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”), which comprise the Condensed Consolidated Balance Sheet as at March 31, 2019, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity and the Condensed Consolidated Statement of Cash Flows for the year ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as “the condensed consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid condensed consolidated financial statements give a true and fair view in conformity with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), of the consolidated state of affairs of the Group as at March 31, 2019, the consolidated profit and consolidated total comprehensive income, consolidated changes in equity and its consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the condensed consolidated financial statements in accordance with the Standards on Auditing (SAs) issued by the Institute of Chartered Accountants of India (ICAI). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the condensed Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI and we have fulfilled our other ethical responsibilities in accordance with the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the condensed consolidated financial statements.

Management’s Responsibility for the Condensed Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these condensed consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with IAS 34 as issued by the IASB. The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records for safeguarding assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the condensed consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the condensed consolidated financial statements, the respective Board of Directors of the companies included in the Group are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Condensed Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the condensed consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these condensed consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the condensed consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the Company’s internal financial controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the condensed consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the condensed consolidated financial statements, including the disclosures, and whether the condensed consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the condensed consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the condensed consolidated financial statements of which we are independent auditors.

Materiality is the magnitude of misstatements in the condensed consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the financial statements.

We communicate with those charged with governance of the Company and such other entities included in the condensed consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018)

P. r. ramesh

Partner

Bengaluru, April 12, 2019	(Membership No. 70928)

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements under International Financial Reporting Standards (IFRS) in US Dollars for the year ended March 31, 2019

Index
Condensed Consolidated Balance Sheet
Condensed Consolidated Statements of Comprehensive Income
Condensed Consolidated Statements of Changes in Equity
Condensed Consolidated Statements of Cash Flows
Overview and notes to the financial statements
1. Overview
1.1 Company Overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgments
1.5 Critical accounting estimates
1.6 Recent Accounting pronouncements
2. Notes to the Condensed Consolidated Financial Statements
2.1 Cash and cash equivalents
2.2 Investments
2.3 Financial instruments
2.4 Prepayments and other assets
2.5 Other liabilities
2.6 Provisions
2.7 Property, plant and equipment.
2.8 Goodwill
2.9 Business combination and Disposal Group held for sale
2.10 Employees' Stock Option Plans (ESOP).
2.11 Income taxes
2.12 Reconciliation of basic and diluted shares used in computing earnings per share
2.13 Related party transactions
2.14 Segment Reporting
2.15 Revenue from Operations
2.16 Break-up of expenses and other income, net
2.17 Capital allocation policy
2.18 Share capital and share premium

Infosys Limited and Subsidiaries

(Dollars in millions except equity share data)

Condensed Consolidated Balance Sheet as at	Note	March 31, 2019	March 31, 2018
ASSETS
Current assets
Cash and cash equivalents	2.1	2,829	3,041
Current investments	2.2	958	982
Trade receivables		2,144	2,016
Unbilled revenue		777	654
Prepayments and other current assets	2.4	827	662
Income tax assets		61	–
Derivative financial instruments	2.3	48	2
		7,644	7,357
Assets held for sale	2.9	–	316
Total current assets		7,644	7,673
Non-current assets
Property, plant and equipment	2.7	1,931	1,863
Goodwill	2.8	512	339
Intangible assets		100	38
Investment in associate	2.13	–	–
Non-current investments	2.2	670	883
Deferred income tax assets		199	196
Income tax assets		914	931
Other non-current assets	2.4	282	332
Total Non-current assets		4,608	4,582
Total assets		12,252	12,255
LIABILITIES AND EQUITY
Current liabilities
Trade payables		239	107
Derivative financial instruments	2.3	2	6
Current income tax liabilities		227	314
Client deposits		4	6
Unearned revenue		406	352
Employee benefit obligations		234	218
Provisions	2.6	83	75
Other current liabilities	2.5	1,498	1,036
		2,693	2,114
Liabilities directly associated with assets held for sale	2.9	–	50
Total current liabilities		2,693	2,164
Non-current liabilities
Deferred income tax liabilities		98	82
Employee benefit obligations		6	7
Other non-current liabilities	2.5	55	42
Total liabilities		2,852	2,295
Equity
Share capital - 5 ($0.16) par value 4,800,000,000 (2,400,000,000) equity shares authorized, issued and outstanding 4,335,954,462 (2,173,312,301) equity shares fully paid up, net of 20,324,982 (10,801,956) treasury shares as at March 31, 2019 and (March 31, 2018), respectively	2.17 & 2.18	339	190
Share premium		277	247
Retained earnings		11,248	11,587
Cash flow hedge reserve		3	–
Other reserves		384	244
Capital redemption reserve		10	9
Other components of equity		(2,870)	(2,317)
Total equity attributable to equity holders of the company		9,391	9,960
Non-controlling interests		9	–
Total equity		9,400	9,960
Total liabilities and equity		12,252	12,255

The accompanying notes form an integral part of the condensed consolidated financial statements.

 As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial officer	A. G. S. Manikantha Company Secretary

Infosys Limited and Subsidiaries

 (Dollars in millions except equity share and per equity share data)

Condensed Consolidated Statements of Comprehensive Income	Note	Year ended March 31,
		2019	2018
Revenues	2.15	11,799	10,939
Cost of sales	2.16	7,687	7,001
Gross profit		4,112	3,938
Operating expenses:
Selling and marketing expenses	2.16	638	552
Administrative expenses	2.16	778	727
Total operating expenses		1,416	1,279
Operating profit		2,696	2,659
Other income, net	2.16	411	513
Reduction in the fair value of Disposal Group held for sale	2.9	(39)	(18)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.9	(65)	–
Share in net profit/(loss) of associate, including impairment		–	(11)
Profit before income taxes		3,003	3,143
Income tax expense	2.11	803	657
Net profit		2,200	2,486
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability/asset, net		(3)	9
Equity instruments through other comprehensive income, net		10	1
		7	10
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net	2.2	–	–
Fair value changes on derivatives designated as cash flow hedge, net		3	(6)
Foreign currency translation		(560)	18
		(557)	12
Total other comprehensive income/(loss), net of tax		(550)	22
Total comprehensive income		1,650	2,508
Profit attributable to:
Owners of the company		2,199	2,486
Non-controlling interests		1	–
		2,200	2,486
Total comprehensive income attributable to:
Owners of the company		1,649	2,508
Non-controlling interests		1	–
		1,650	2,508
Earnings per equity share
Basic ($)		0.51	0.55
Diluted ($)		0.51	0.55
Weighted average equity shares used in computing earnings per equity share	2.12
Basic		4,347,130,157	4,510,664,644
Diluted		4,353,420,772	4,515,147,740

The accompanying notes form an integral part of the condensed consolidated financial statements.

 As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial officer	A. G. S. Manikantha Company Secretary

Infosys Limited and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

 (Dollars in millions except equity share data)

	Shares(1)	Share capital	Share premium	Retained earnings	Other reserves (2)	Capital redemption reserve	Cash flow hedge reserve	Other components of equity	Total equity attributable to equity holders of the company	Non-controlling interest	Total equity
Balance as at April 1, 2017	2,285,655,150	199	587	12,190	–	–	6	(2,345)	10,637	–	10,637
Changes in equity for the year ended March 31, 2018
Net profit	–	–	–	2,486	–	–	–	–	2,486	–	2,486
Fair value changes in investments, net* (Refer to note 2.2)	–	–	–	–	–	–	–	–	–	–	–
Fair value changes on derivatives designated as cash flow hedge* (Refer to note 2.3)	–	–	–	–	–	–	(6)	–	(6)	–	(6)
Equity instruments through other comprehensive income* (Refer to note 2.2)	–	–	–	–	–	–	–	1	1	–	1
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	18	18	–	18
Total comprehensive income for the period	–	–	–	2,486	–	–	(6)	19	2,499	–	2,499
Shares issued on exercise of employee stock options (Refer to note 2.10)	700,629	–	1	–	–	–	–	–	1	–	1
Amount paid upon buy back (Refer to note 2.17)	(113,043,478)	(9)	(346)	(1,680)	–	–	–	–	(2,035)	–	(2,035)
Transaction cost related to buyback (Refer to note 2.17)*	–	–	(7)	–	–	–	–	–	(7)	–	(7)
Amount transferred to capital redemption reserve upon buyback (Refer to note 2.17)	–	–	–	(9)	–	9	–	–	–	–	–
Transfer to other reserves	–	–	–	(340)	340	–	–	–	–	–	–
Transfer from other reserves on utilization	–	–	–	96	(96)	–	–	–	–	–	–
Employee stock compensation expense (Refer to note 2.10)	–	–	12	–	–	–	–	–	12	–	12
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	9	9	–	9
Dividends (including dividend distribution tax)	–	–	–	(1,156)	–	–	–	–	(1,156)	–	(1,156)
Balance as at March 31, 2018	2,173,312,301	190	247	11,587	244	9	–	(2,317)	9,960	–	9,960
Changes in equity for the year ended March 31, 2019
Net profit	–	–	–	2,199	–	–	–	–	2,199	1	2,200
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	(3)	(3)	–	(3)
Equity instruments through other comprehensive income* (Refer to note 2.2)	–	–	–	–	–	–	–	10	10	–	10
Fair value changes on investments, net* (Refer to note 2.2)	–	–	–	–	–	–	–	–	–	–	–
Fair value changes on derivatives designated as cash flow hedge* (Refer to note 2.3)	–	–	–	–	–	–	3	–	3	–	3
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	(560)	(560)	–	(560)
Total comprehensive income for the period	–	–	–	2,199	–	–	3	(553)	1,649	1	1,650
Shares issued on exercise of employee stock options - before bonus issue (Refer to note 2.10)	392,528	–	–	–	–	–	–	–	–	–	–
Increase in share capital on account of Bonus issue (Refer to note 2.17.3)	2,173,704,829	150	–	–	–	–	–	–	150	–	150
Amounts utilized for bonus issue (Refer to note 2.17.3)	–	–	–	(150)	–	–	–	–	(150)	–	(150)
Shares issued on exercise of employee stock options - after bonus issue (Refer to note 2.10)	1,196,804	–	1	–	–	–	–	–	1	–	1
Buyback of equity shares (Refer to note 2.5 and 2.17)	(12,652,000)	(1)	–	(288)	–	–	–	–	(289)	–	(289)
Transaction cost relating to buyback (Refer to note 2.17)*	–	–	–	(2)	–	–	–	–	(2)	–	(2)
Amount transferred to capital redemption reserve upon buyback (Refer to note 2.17)	–	–	–	(1)	–	1	–	–	–	–	–
Non-controlling interests on acquisition of subsidiary (Refer to note 2.9)	–	–	–	–	–	–	–	–	–	8	8
Transfer to other reserves	–	–	–	(346)	346		–	–	–	–	–
Transfer from other reserves on utilization	–	–	–	206	(206)	–	–	–	–	–	–
Employee stock compensation expense (Refer to note 2.10)	–	–	28	–	–	–	–	–	28	–	28
Income tax benefit arising on exercise of stock options	–	–	1	–	–	–	–	–	1	–	1
Dividends (including dividend distribution tax)	–	–	–	(1,957)	–	–	–	–	(1,957)	–	(1,957)
Balance as at March 31, 2019	4,335,954,462	339	277	11,248	384	10	3	(2,870)	9,391	9	9,400

* net of tax

(1)	excludes treasury shares of 20,324,982 as at March 31, 2019, 10,801,956 as at April 1, 2018 and 11,289,514 as at April 1, 2017, held by consolidated trust. The treasury shares as at April 1, 2018 and as at April 1, 2017 have not been adjusted for the September 2018 bonus issue.

(2)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

The accompanying notes form an integral part of the condensed consolidated financial statements.

 As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial officer	A. G. S. Manikantha Company Secretary

Infosys Limited and Subsidiaries

Condensed Consolidated Statements of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(Dollars in millions)

Particulars	Note	Year ended March 31,
		2019	2018
Operating activities:
Net Profit		2,200	2,486
Adjustments to reconcile net profit to net cash provided by operating activities :
Depreciation and amortization	2.16	287	289
Interest and dividend income		(130)	(129)
Income tax expense	2.11	803	657
Effect of exchange rate changes on assets and liabilities		10	3
Impairment loss under expected credit loss model		34	5
Share in net profit/(loss) of associate, including impairment		–	11
Reduction in the fair value of Disposal Group held for sale	2.9	39	18
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.9	65	–
Stock compensation expense		29	13
Other adjustments		(15)	(20)
Changes in working capital
Trade receivables and unbilled revenue		(411)	(237)
Prepayments and other assets		(120)	(58)
Trade payables		131	51
Client deposits		(2)	1
Unearned revenue		48	104
Other liabilities and provisions		269	122
Cash generated from operations		3,237	3,316
Income taxes paid		(975)	(1,059)
Net cash provided by operating activities		2,262	2,257
Investing activities:
Expenditure on property, plant and equipment		(349)	(310)
Loans to employees		2	4
Deposits placed with corporation		(3)	(20)
Interest and dividend received		79	67
Payment towards acquisition of business, net of cash acquired	2.9	(77)	(4)
Payment of contingent consideration pertaining to acquisition of business		(3)	(5)
Advance payment towards acquisition of business		(30)	–
Investment in equity and preference securities		(3)	(4)
Proceeds from sale of equity and preference securities		16	5
Investment in others		(3)	(4)
Redemption of other investments		2	–
Investment in quoted debt securities		(145)	(16)
Redemption of quoted debt securities		123	18
Investment in certificate of deposits		(342)	(1,032)
Redemption of certificate of deposits		791	1,503
Investment in commercial papers		(70)	(45)
Redemption of commercial papers		43	–
Escrow and other deposits pertaining to Buyback	2.4	(37)	–
Investment in liquid mutual fund units and fixed maturity plan securities		(11,184)	(9,628)
Redemption of liquid mutual fund units and fixed maturity plan securities		10,965	9,953
Net cash (used)/generated in investing activities		(225)	482
Financing activities:
Payment of dividend including corporate dividend tax		(1,956)	(1,156)
Shares issued on exercise of employee stock options		1	1
Buy back of equity shares including transaction costs	2.17	(118)	(2,042)
Net cash used in financing activities		(2,073)	(3,197)
Effect of exchange rate changes on cash and cash equivalents		(184)	18
Net increase / (decrease) in cash and cash equivalents		(36)	(458)
Cash and cash equivalents at the beginning of the period	2.1	3,049	3,489
Cash and cash equivalents at the end of the period	2.1	2,829	3,049
Supplementary information:
Restricted cash balance	2.1	52	82

The accompanying notes form an integral part of the condensed consolidated financial statements.

 As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial officer	A. G. S. Manikantha Company Secretary

Notes to the condensed consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

Further, the company's ADS were also listed on the Euronext London and Euronext Paris. On July 5, 2018, the company voluntarily delisted its ADS from the said exchanges due to low average daily trading volume of its ADS on these exchanges.

The Group's condensed consolidated financial statements are authorized for issue by the company's Board of Directors on April 12, 2019.

1.2 Basis of preparation of financial statements

These condensed consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. Accordingly, these condensed consolidated financial statements do not include all the information required for a complete set of financial statements. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s Annual Report on Form 20-F for the year ended March 31, 2018. Accounting policies have been applied consistently to all periods presented in these condensed consolidated financial statements.

As the quarter and year figures are taken from the source and rounded to the nearest digits, the figures reported for previous quarters might not always add up to the year figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The condensed consolidated financial statements comprise the financial statements of the company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4 Use of estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the condensed consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity.

Further, the Group uses significant judgements while determining the transaction price allocated to performance obligations using the expected cost plus margin approach.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (also refer to note 2.11).

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts (Refer to note 2.9)

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the cash-generating unit or groups of cash-generating units which are benefitting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments.

f. Non-current assets and Disposal Groups held for sale

Assets and liabilities of Disposal Groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the Disposal Groups have been estimated using valuation techniques including income and market approach which includes unobservable inputs.

Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the Non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the " Held for sale" criteria. Recoverable amounts of assets reclassified from held for sale have been estimated using management’s assumptions which consist of significant unobservable inputs.

1.6 Recent accounting pronouncements

1.6.1 Standards issued but not yet effective

IFRS 16 Leases: On January 13, 2016, the International Accounting Standards Board issued IFRS 16, Leases replacing the existing leases Standard, IAS 17 Leases and related Interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model for a lessee and requires the lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is low value in nature. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The standard permits two possible methods of transition:

•	Full retrospective – Retrospectively to each prior period presented applying IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

•	Modified retrospective – Retrospectively, with the cumulative effect of initially applying the Standard recognized at the date of initial application

Under modified retrospective approach, the lessee records the lease liability as the present value of the remaining lease payments, discounted at the incremental borrowing rate and the right of use asset either as:

•	Its carrying amount as if the standard had been applied since the commencement date, but discounted at lessee’s incremental borrowing rate at the date of initial application or

•	An amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments related to that lease recognized under IAS 17 immediately before the date of initial application.

Certain practical expedients are available under both the methods.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers.

On completion of evaluation of the effect of adoption of IFRS 16, the Group is proposing to use the ‘Modified Retrospective Approach’ for transitioning to IFRS 16, and take the cumulative adjustment to retained earnings, on the date of initial application (April 1, 2019). Accordingly, comparatives for the year ended March 31, 2019 will not be retrospectively adjusted. The Group has elected certain available practical expedients on transition.

The effect of adoption as on transition date would majorly result in an increase in Right of use asset approximately by $340 million, net investment in sub-lease approximately by $65 million and an increase in lease liability approximately by $440 million.

IFRIC 23, Uncertainty over Income Tax Treatments: The International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition - i) Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, without using hindsight and ii) Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives.

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group will adopt the standard on April 1, 2019 and has decided to adjust the cumulative effect in equity on the date of initial application i.e. April 1, 2019 without adjusting comparatives.

The effect on adoption of IFRIC 23 would be insignificant in the consolidated financial statements.

Amendment to IAS 12 – Income taxes : In December 2017, the IASB issued amendments to the guidance in IAS 12, ‘Income Taxes’, in connection with accounting for dividend distribution taxes.

The amendment clarifies that an entity shall recognise the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognised those past transactions or events.

Effective date for application of this amendment is annual period beginning on or after January 1, 2019, although early application is permitted. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

Amendment to IAS 19 – plan amendment, curtailment or settlement- On February 7, 2018, the IASB issued amendments to the guidance in IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements.

The amendments require an entity:

•	to use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and

•	to recognise in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognised because of the impact of the asset ceiling.

Effective date for application of this amendment is annual period beginning on or after January 1, 2019, although early application is permitted. The Group does not have any impact on account of this amendment.

Amendment to IFRS 3 Business Combinations - On October 22, 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment also introduces an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2020, although early adoption is permitted. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

2. Notes to the Condensed Consolidated Financial Statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)

Particulars	As at
	March 31, 2019	March 31, 2018
Cash and bank deposits	2,052	2,021
Deposits with financial institutions	777	1,020
Total Cash and cash equivalents	2,829	3,041
Cash and cash equivalents included under assets classified under held for sale (Refer note no 2.9)	–	8
	2,829	3,049

Cash and cash equivalents as at March 31, 2019 and March 31, 2018 include restricted cash and bank balances of $52 million and $82 million, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(Dollars in millions)

Particulars	As at
	March 31, 2019	March 31, 2018
Current accounts
ANZ Bank, Taiwan	–	1
Axis Bank - Unpaid dividend account	1	–
Banamex Bank, Mexico (U.S. Dollar account)	4	2
Banamex Bank, Mexico	1	–
Bank of America, Mexico	15	4
Bank of America, USA	168	180
Bank of Leumni , Israel	1	–
Bank Zachodni WBK S.A, Poland	–	3
Barclays Bank, UK	6	6
BNP Paribas Bank, Norway	4	14
China Merchants Bank, China	–	1
Citibank N.A., Australia	13	34
Citibank N.A., Brazil	5	2
Citibank N.A., China	10	18
Citibank N.A., China (U.S. Dollar account)	2	1
Citibank N.A., Dubai	2	1
Citibank N.A., EEFC (U.S. Dollar account)	–	1
Citibank N.A., Hungary	–	1
Citibank N.A., Japan	3	3
Citibank N.A., New Zealand	–	2
Citibank N.A., Portugal	1	1
Citibank N.A., Singapore	11	1
Citibank N.A., South Africa	3	5
Citibank N.A., USA	1	1
Citibank N.A., South Korea	2	–
Citibank N.A., Luxembourg	1	–
Deutsche Bank, Belgium	2	4
Deutsche Bank, Czech Republic	3	2
Deutsche Bank, Czech Republic (Euro account)	1	1
Deutsche Bank, Czech Republic (U.S. Dollar account)	3	–
Deutsche Bank, EEFC (Euro account)	3	5
Deutsche Bank, EEFC (Swiss Franc account)	1	–
Deutsche Bank, EEFC (U.S. Dollar account)	31	5
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	1	1
Deutsche Bank, France	3	3
Deutsche Bank, Germany	16	16
Deutsche Bank, India	6	7
Deutsche Bank, Malaysia	–	1
Deutsche Bank, Netherlands	5	2
Deutsche Bank, Philippines	1	4
Deutsche Bank, Philippines (U.S. Dollar account)	–	1
Deutsche Bank, Poland	4	3
Deutsche Bank, Poland (Euro account)	1	1
Deutsche Bank, Russia	1	1
Deutsche Bank, Russia (U.S. Dollar account)	–	1
Deutsche Bank, Singapore	2	3
Deutsche Bank, Switzerland	5	5
Deutsche Bank, United Kingdom	6	12
Deutsche Bank, USA	9	–
HSBC Bank, United Kingdom	3	1
HSBC Bank, India	1	–
ICICI Bank, EEFC (U.S. Dollar account)	5	6
ICICI Bank, EEFC (United Kingdom Pound Sterling account)	1	2
ICICI Bank, EEFC (Euro account)	1	–
ICICI Bank, India	6	8
Kotak Bank	1	–
ICICI Bank - Unpaid dividend account	4	3
Nordea	3	–
Nordbanken, Sweden	7	8
Punjab National Bank, India	–	2
Raiffeisen Bank, Czech Republic	–	1
Royal Bank of Canada, Canada	20	26
Silicon Valley Bank, USA	2	–
Splitska Banka D.D., Société Générale Group, Croatia	2	1
Washington Trust Bank	7	–
	421	418
Deposit accounts
Axis Bank	134	–
Bank BGZ BNP Paribas S.A.	34	22
Barclays Bank	72	31
Canara Bank	19	36
Citibank	26	35
Deutsche Bank, AG	–	4
Deutsche Bank, Poland	18	32
HDFC Bank	7	383
HSBC Bank	29	–
ICICI Bank	469	568
IDBI Bank	–	38
IDFC Bank	354	230
IndusInd Bank	80	154
Kotak Mahindra Bank	72	–
South Indian Bank	25	69
Standard Chartered Bank	289	–
Washington trust bank	3	–
Yes Bank	–	1
	1,631	1,603
Deposits with financial institutions
HDFC Limited	600	836
LIC Housing Finance Limited	177	184
	777	1,020

Total Cash and cash equivalents	2,829	3,041

2.2 Investments

The carrying value of investments are as follows:

(Dollars in millions)

Particulars	As at
	March 31, 2019	March 31, 2018
(i) Current
Amortized cost
Quoted debt securities:
Cost	3	–
Fair value through profit and loss
Liquid Mutual funds
Fair value	258	12
Fair Value through Other comprehensive income
Quoted debt securities
Fair value	267	117
Commercial Paper
Fair value	72	45
Certificate of deposits
Fair value	358	808
Total current investments	958	982
(ii) Non-current
Amortized cost
Quoted debt securities
Cost	274	291
Fair value through Other comprehensive income
Quoted debt securities
Fair value	310	493
Unquoted equity and preference securities
Fair value	15	21
Fair value through profit and loss
Unquoted convertible promissory note
Fair value	–	2
Unquoted Preference securities
Fair value	3	–
Fixed maturity plan securities
Fair Value	66	66
Others
Fair value	2	10
Total Non-current investments	670	883
Total investments	1,628	1,865
Investment carried at amortized cost	277	291
Investments carried at fair value through other comprehensive income	1,022	1,484
Investments carried at fair value through profit and loss	329	90

Uncalled capital commitments outstanding as of March 31, 2019 and March 31, 2018 was $12 million and $12 million, respectively.

Details of amounts recorded in other comprehensive income:

(Dollars in millions)

Particulars	Year ended
	March 31, 2019			March 31, 2018
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Quoted debt securities	1	–	1	(2)	–	(2)
Certificate of deposits	(1)	–	(1)	3	(1)	2
Unquoted equity and preference securities	9	1	10	1	–	1

Method of fair valuation:

(Dollars in millions)

Class of investment	Method	Fair value
		As at March 31, 2019	As at March 31, 2018
Liquid mutual funds	Quoted price	258	12
Fixed maturity plan securities	Market observable inputs	66	66
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	307	330
Quoted debt securities- carried at Fair value through other comprehensive income	Quoted price and market observable inputs	577	610
Commercial Paper	Market observable inputs	72	45
Certificate of deposits	Market observable inputs	358	808
Unquoted equity and preference securities at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model, etc.	15	21
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model, etc.	3	–
Unquoted convertible promissory note	Discounted cash flows method, Market multiples method, Option pricing model, etc.	–	2
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	2	10
		1,658	1,904

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.3 Financial instruments

Accounting Policy

2.3.1 Initial recognition

The group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.3.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

(ii) Cash flow hedge

The group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the statement of comprehensive income.

c. Share capital and treasury shares

(i) Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options and buy back of ordinary shares are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

2.3.3 Derecognition of financial instruments

The group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the group's balance sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.3.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table ‘Financial instruments by category’ below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of those instruments.

2.3.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in statement of comprehensive income.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2019 were as follows:

(Dollars in millions)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	2,829	–	–	–	–	2,829	2,829
Investments (Refer to Note 2.2)
Liquid mutual funds	–	–	258	–	–	258	258
Fixed maturity plan securities	–	–	66	–	–	66	66
Quoted debt securities	277	–	–	–	577	854	884(1)
Certificate of deposits	–	–	–	–	358	358	358
Commercial Paper	–	–	–	–	72	72	72
Unquoted equity and preference securities	–	–	3	15	–	18	18
Unquoted investment others	–	–	2	–	–	2	2
Trade receivables	2,144	–	–	–	–	2,144	2,144
Unbilled revenues (3) (Refer to Note 2.15)	303	–	–	–	–	303	303
Prepayments and other assets (Refer to Note 2.4)	529	–	–	–	–	529	517(2)
Derivative financial instruments	–	–	43	–	5	48	48
Total	6,082	–	372	15	1,012	7,481	7,499
Liabilities:
Trade payables	239	–	–	–	–	239	239
Derivative financial instruments	–	–	–	–	–	2	2
Other liabilities including contingent consideration (Refer to note 2.5)	1,263	–	27	–	–	1,290	1,290
Total	1,502	–	29	–	–	1,531	1,531

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on quoted debt securities carried at amortized cost

(3)	Excludes unbilled revenue for fixed price development contracts where right to consideration is conditional on factors other than passage of time

The carrying value and fair value of financial instruments by categories as at March 31, 2018 were as follows:

(Dollars in millions)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	3,041	–	–	–	–	3,041	3,041
Investments (Refer to Note 2.2)
Liquid mutual funds	–	–	12	–	–	12	12
Fixed maturity plan securities	–	–	66	–	–	66	66
Quoted debt securities	291	–	–	–	610	901	940(1)
Certificate of deposits	–	–	–	–	808	808	808
Commercial papers	–	–	–	–	45	45	45
Unquoted equity and preference securities	–	–	–	21	–	21	21
Unquoted investment others	–	–	10	–	–	10	10
Unquoted convertible promissory note	–	–	2	–	–	2	2
Trade receivables	2,016	–	–	–	–	2,016	2,016
Unbilled revenues	654	–	–	–	–	654	654
Prepayments and other assets (Refer to Note 2.4)	456	–	–	–	–	456	443(2)
Derivative financial instruments	–	–	–	–	2	2	2
Total	6,458	–	90	21	1,465	8,034	8,060
Liabilities:
Trade payables	107	–	–	–	–	107	107
Derivative financial instruments	–	–	6	–	–	6	6
Other liabilities including contingent consideration (Refer to note 2.5)	836	–	8	–	–	844	844
Total	943	–	14	–	–	957	957

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on quoted debt securities carried at amortized cost

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities as at March 31, 2019:

(Dollars in millions)

Particulars	As at March 31, 2019	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	258	258	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	66	–	66	–
Investments in quoted debt securities (Refer to Note 2.2)	884	630	254	–
Investments in certificate of deposit (Refer to Note 2.2)	358	–	358	–
Investments in commercial paper (Refer to Note 2.2)	72	–	72	–
Investments in unquoted equity and preference securities (Refer to Note 2.2)	18	–	–	18
Investments in unquoted investments others (Refer to Note 2.2)	2	–	–	2
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	48	–	48	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	2	–	2	–
Liability towards contingent consideration (Refer to note 2.5)*	27	–	–	27

*Discount rate pertaining to contingent consideration ranges from 9% to 16%

During the year ended March 31, 2019, quoted debt securities of $49 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on Quoted price and quoted debt securities of $108 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The following table presents fair value hierarchy of assets and liabilities as at March 31, 2018:

(Dollars in millions)

Particulars	As at March 31, 2018	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	12	12	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	66	–	66	–
Investments in quoted debt securities (Refer to Note 2.2)	940	701	239	–
Investments in certificate of deposit (Refer to Note 2.2)	808	–	808	–
Investments in commercial paper (Refer to Note 2.2)	45	–	45	–
Investments in unquoted equity and preference securities (Refer to Note 2.2)	21	–	–	21
Investments in unquoted investments others (Refer to Note 2.2)	10	–	–	10
Investments in unquoted convertible promissory note (Refer to Note 2.2)	2	–	–	2
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	2	–	2	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	6	–	6	–
Liability towards contingent consideration (Refer to Note 2.5)*	8	–	–	8

*Discounted contingent consideration at 10%

During the year ended March 31, 2018, quoted debt securities of $276 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on Quoted price and quoted debt securities of $130 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Income from financial assets is as follows:

(Dollars in millions)

Particulars	Year ended March 31,
	2019	2018
Interest income on financial assets carried at amortized cost	201	260
Interest income on financial assets fair valued through other comprehensive income	92	106
Dividend income on investments carried at fair value through profit or loss	–	1
Gain / (loss) on investments carried at fair value through profit or loss	24	39
	317	406

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks - market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the Indian rupee appreciates / depreciates against these currencies.

The following table analyses foreign currency risk from monetary assets and liabilities as at March 31, 2019:

(Dollars in millions)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	237	38	16	31	161	483
Trade receivables	1,438	267	148	76	140	2,069
Unbilled revenue	540	111	36	40	63	790
Other assets	66	15	5	5	45	136
Trade payables	(102)	(19)	(20)	(12)	(15)	(168)
Employee benefit obligations	(98)	(15)	(3)	(30)	(24)	(170)
Other liabilities	(509)	(66)	(28)	(25)	(86)	(714)
Net assets / (liabilities)	1,572	331	154	85	284	2,426

The following table analyses foreign currency risk from monetary assets and liabilities as at March 31, 2018:

(Dollars in millions)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	197	33	23	54	183	490
Trade receivables	1,276	269	129	121	120	1,915
Unbilled revenue	356	98	46	24	57	581
Other assets	49	4	4	2	15	74
Trade payables	(42)	(12)	(17)	(5)	(9)	(85)
Accrued expenses	(166)	(29)	(17)	(9)	(23)	(244)
Employee benefit obligation	(88)	(13)	(4)	(28)	(20)	(153)
Other liabilities	(97)	(21)	(12)	(5)	(49)	(184)
Net assets / (liabilities)	1,485	329	152	154	274	2,394

Sensitivity analysis between Indian Rupees and US Dollar

Particulars	As at
	March 31, 2019	March 31, 2018
Impact on the Group's incremental operating margins	0.47%	0.50%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group's holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and options contracts

(In millions)

Particulars	As at
	March 31, 2019	March 31, 2018
Derivatives designated as cash flow hedges
Options contracts
In Australian dollars	120	60
In Euro	135	100
In United Kingdom Pound Sterling	25	20
Other derivatives
Forward contracts
In Australian dollars	8	5
In Canadian dollars	13	20
In Euro	176	91
In Japanese Yen	550	550
In New Zealand dollars	16	16
In Norwegian Krone	40	40
In Singapore dollars	140	5
In South African Rand	–	25
In Swedish Krona	50	50
In Swiss Franc	25	21
In U.S. Dollars	955	623
In United Kingdom Pound Sterling	80	51
Options contracts
In Australian dollars	10	20
In Canadian dollars	13	–
In Euro	60	45
In Swiss Franc	5	5
In U.S. Dollars	433	320
In United Kingdom Pound Sterling	10	25

The group recognized a net gain of $35 million and net gain of less than $1 million for the year ended March 31, 2019 and March 31, 2018 on derivative financial instruments not designated as cash flow hedges, which are included in other income.

The foreign exchange forward and option contracts mature within twelve months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the balance sheet date:

(Dollars in millions)

Particulars	As at
	March 31, 2019	March 31, 2018
Not later than one month	640	434
Later than one month and not later than three months	1,001	701
Later than three months and not later than one year	591	378
Total	2,232	1,513

During the year ended March 31, 2019 and March 31, 2018, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve as at March 31, 2019 are expected to occur and reclassified to statement of comprehensive income within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the year ended March 31, 2019 and March 31, 2018.

(Dollars in millions)

Particulars	Year ended March 31,
	2019	2018
Gain / (Loss)
Balance at the beginning of the period	–	6
Gain / (Loss) recognized in other comprehensive income during the period	17	(14)
Amount reclassified to profit and loss during the period	(13)	6
Tax impact on above	(1)	2
Balance at the end of the period	3	–

The group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(Dollars in millions)

Particulars	As at
	March 31, 2019		March 31, 2018
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	48	(2)	3	(7)
Amount set off	–	–	(1)	1
Net amount presented in balance sheet	48	(2)	2	(6)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $2,144 million and $2,016 million as at March 31, 2019 and March 31, 2018, respectively and unbilled revenue amounting to $777 million and $654 million as at March 31, 2019 and March 31, 2018, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses expected credit loss model to assess the impairment loss or gain. The group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

Particulars	Year ended March 31,
	2019	2018
Revenue from top customer	3.6	3.4
Revenue from top ten customers	19.0	19.3

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances for the year ended March 31, 2019 and March 31, 2018 was $34 million and $5 million respectively.

Movement in credit loss allowance

(Dollars in millions)

Particulars	Year ended March 31,
	2019	2018
Balance at the beginning	69	63
Translation differences	(2)	2
Impairment loss recognized/(reversed)	34	5
Write offs	(10)	(1)
Balance at the end	91	69

The Group’s credit period generally ranges from 30-60 days.

Credit exposure

(Dollars in millions)

Particulars	As at
	March 31, 2019	March 31, 2018
Trade receivables	2,144	2,016
Unbilled revenues	777	654

Days Sales Outstanding (DSO) as of March 31, 2019 and March 31, 2018 was 66 and 67 days respectively.

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, quoted bonds issued by government and quasi government organizations, non convertible debentures, certificates of deposits, commercial papers and government securities.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements

As at March 31,2019 , the Group had a working capital of $4,951 million including cash and cash equivalents of $2,829 million and current investments of $958 million. As at March 31, 2018, the Group had a working capital of $5,243 million including cash and cash equivalents of $3,041 million and current investments of $982 million.

As at March 31, 2019 and March 31, 2018, the outstanding employee benefit obligations were $240 million and $225 million respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

Under the Company's ongoing buyback program, the maximum buyback size is 8,260 crore (approximately $1,184 million). The company has bought back shares amounting to 797 crore (approximately $117 million) (including transaction costs) till March 31, 2019. (Refer to note 2.17)

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2019:

(Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	239	–	–	–	239
Other liabilities (excluding liability towards contingent consideration - Refer to Note 2.5)	1,260	2	1	–	1,263
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	17	12	–	5	34

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2018:

(Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	107	–	–	–	107
Other liabilities (excluding liability towards acquisition -Refer to Note 2.5)	836	–	–	–	836
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	6	1	1	–	8

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(Dollars in millions)

Particulars	As at
	March 31, 2019	March 31, 2018
Current
Rental deposits	2	2
Security deposits	1	1
Loans to employees	35	37
Prepaid expenses (1)	108	72
Interest accrued and not due	131	117
Withholding taxes and others(1)	215	158
Advance payments to vendors for supply of goods (1)	16	18
Deposit with corporations	242	236
Escrow and other deposits pertaining to buyback (Refer to Note No 2.17)	37	–
Deferred contract cost(1)	8	7
Other assets	32	14
Total Current prepayment and other assets	827	662
Non-current
Loans to employees	3	6
Security deposits	8	8
Deposit with corporations	10	9
Prepaid gratuity (1)	6	7
Prepaid expenses (1)	23	17
Deferred contract cost (1)	40	40
Advance towards purchase of business(1) (Refer to Note No 2.9)	30	–
Withholding taxes and others(1)	134	219
Rental Deposits	28	26
Total Non- current prepayment and other assets	282	332
Total prepayment and other assets	1,109	994
Financial assets in prepayments and other assets	529	456

(1) Non financial assets

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India. Cenvat recoverable includes $76 million which are pending adjudication. The Group expects these amounts to be sustainable on adjudication and recoverable on final resolution.

Security deposits relate principally to leased telephone lines and electricity supplies. Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Other liabilities

Other liabilities comprise the following:

(Dollars in millions)

Particulars	As at
	March 31, 2019	March 31, 2018
Current
Accrued compensation to employees	372	385
Accrued expenses	480	376
Withholding taxes and others (1)	215	190
Retention money	16	20
Liabilities of controlled trusts	24	21
Liability towards contingent consideration (Refer to note 2.9)	14	6
Financial liability on account of buyback (Refer to note 2.17)	174	–
Deferred rent (1)	9	4
Capital creditors	98	24
Others	96	10
Total Current other liabilities	1,498	1,036
Non-Current
Liability towards contingent consideration (Refer to note 2.9)	13	2
Accrued compensation to employees	3	-
Accrued gratuity(1)	4	4
Deferred income - government grant on land use rights (1)	6	7
Deferred income (1)	4	5
Deferred rent (1)	25	24
Total Non-current other liabilities	55	42
Total other liabilities	1,553	1,078
Financial liabilities included in other liabilities	1,290	844
Financial liability towards contingent consideration on an undiscounted basis (Refer to Note 2.9)	34	8

(1) Non financial liabilities

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unpaid dividend balances and capital creditors.

In accordance with IAS 32 Financial Instruments: Presentation, the Company has recorded a financial liability of $174 million for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback as of March 31, 2019 (refer to note 2.17). The financial liability is recognised at the present value of the maximum amount that the Company would be required to pay to the registered broker for buy back, with a corresponding debit in general reserve / retained earnings.

2.6 Provisions

Accounting Policy

Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Post sales client support

The Group provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provisions comprise the following:

(Dollars in millions)

Particulars	As at
	March 31, 2019	March 31, 2018
Provision for post sales client support and other provisions	83	75
	83	75

Provision for post sales client support and other provisions represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year

The movement in the provision for post sales client support and other provisions is as follows:

(Dollars in millions)

Particulars	Year ended March 31, 2019
Balance at the beginning	75
Translation differences	–
Provision recognized/(reversed)	24
Provision utilized	(16)
Balance at the end	83

Provision for post sales client support and other provisions is included in cost of sales in the condensed consolidated statement of comprehensive income

As at March 31, 2019 and March 31, 2018, claims against the company, not acknowledged as debts, (excluding demands from income tax authorities- Refer to Note 2.11) amounted to 230 crore ($33 million) and 260 crore ($40 million), respectively.

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.7 Property, plant and equipment

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery(1)	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Over lease term

(1) includes solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the consolidated statement of comprehensive income.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2019:

(Dollars in millions)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2018	292	1,247	518	749	285	5	3,096
Additions	8	132	98	163	56	1	458
Additions- Business Combinations (Refer note 2.9)	–	–	1	4	2	–	7
Deletions	(7)	(17)	(15)	(35)	(9)	–	(83)
Reclassified from assets held for sale (Refer note 2.9)	–	–	–	6	4	–	10
Translation difference	(17)	(71)	(30)	(42)	(17)	(1)	(178)
Gross carrying value as at March 31, 2019	276	1,291	572	845	321	5	3,310
Accumulated depreciation as at April 1, 2018	(5)	(417)	(359)	(557)	(203)	(3)	(1,544)
Depreciation	(1)	(45)	(62)	(109)	(37)	(1)	(255)
Accumulated depreciation on deletions	–	15	12	33	8	–	68
Reclassified from assets held for sale (Refer note 2.9)	–	–	–	(4)	(3)	–	(7)
Translation difference	1	24	19	31	12	1	88
Accumulated depreciation as at March 31, 2019	(5)	(423)	(390)	(606)	(223)	(3)	(1,650)
Capital work-in progress as at March 31, 2019							271
Carrying value as at March 31, 2019	271	868	182	239	98	2	1,931
Capital work-in progress as at April 1, 2018							311
Carrying value as at April 1, 2018	287	830	159	192	82	2	1,863

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2018:

(Dollars in millions)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2017	272	1,123	466	700	261	5	2,827
Additions	21	122	56	73	29	1	302
Deletions	–	–	(3)	(17)	(3)	(1)	(24)
Reclassified as held for sale (Refer note 2.9)	–	–	–	(6)	(4)	–	(10)
Translation difference	(1)	2	(1)	(1)	2	–	1
Gross carrying value as at March 31, 2018	292	1,247	518	749	285	5	3,096
Accumulated depreciation as at April 1, 2017	(4)	(376)	(301)	(471)	(168)	(3)	(1,323)
Depreciation	(1)	(43)	(62)	(107)	(40)	(1)	(254)
Accumulated depreciation on deletions	–	–	2	17	3	1	23
Reclassified as held for sale (Refer note 2.9)	–	–	–	4	3	–	7
Translation difference	–	2	2	-	(1)	–	3
Accumulated depreciation as at March 31, 2018	(5)	(417)	(359)	(557)	(203)	(3)	(1,544)
Capital work-in progress as at March 31, 2018							311
Carrying value as at March 31, 2018	287	830	159	192	82	2	1,863
Capital work-in progress as at April 1, 2017							303
Carrying value as at April 1, 2017	268	747	165	229	93	2	1,807

The aggregate depreciation expense is included in cost of sales in the statement of comprehensive income.

Carrying value of land includes $83 million and $98 million as at March 31, 2019 and March 31, 2018, respectively, towards amounts paid under certain lease-cum-sale agreements to acquire land, including agreements where the Group has an option to purchase or renew the properties on expiry of the lease period.

The contractual commitments for capital expenditure were $249 million and $223 million as at March 31, 2019 and March 31, 2018, respectively.

2.8 Goodwill

Accounting Policy

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the Statement of Comprehensive Income. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(Dollars in millions)

Particulars	As at
	March 31, 2019	March 31, 2018
Carrying value at the beginning	339	563
Goodwill on Wongdoody acquisition (Refer to note 2.9)	25	–
Goodwill on Brilliant Basics acquisition (Refer to note 2.9)	–	5
Goodwill on Fluido acquisition (Refer to note 2.9)	32	–
Goodwill reclassified from assets held for sale, net of reduction in recoverable amount (Refer note 2.9.2)	138	(247)
Translation differences	(22)	18
Carrying value at the end	512	339

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGU’s, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

During the three months ended June 30, 2018, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the business segments based on “Management approach” as defined under IFRS 8, Operating Segments.(Refer Note 2.14). Accordingly the goodwill has been allocated to the new operating segments as at March 31, 2019.

The following table presents the allocation of goodwill to operating segments as at March 31, 2019

(Dollars in millions)

Segment	As at March 31, 2019
Financial services	108
Retail	63
Communication	56
Energy, utilities, Resources and Services	54
Manufacturing	34
315
Operating segments without significant goodwill	61
Total	376

Consequent to reclassification from held for sale (refer note 2.9.2), the goodwill pertaining to Panaya, Kallidus and Skava acquisitions are tested for impairment at the respective entity level, which amounts to $136 million as of March 31, 2019.

The following table presents the allocation of goodwill to operating segments (prior to internal reorganization) as at March 31, 2018:

(Dollars in millions)

Segment	As at March 31, 2018
Financial services	73
Manufacturing	39
Retail, Consumer packaged goods and Logistics	48
Life Sciences, Healthcare and Insurance	68
Energy & utilities, Communication and Services	72
300
Operating segments without significant goodwill	39
Total	339

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use cash flow projections over a period of five years. An average of the range of each assumption used is mentioned below. As at March 31, 2019 and March 31, 2018, the estimated recoverable amount of the CGU exceeded its carrying amount. The key assumptions used for the calculations are as follows:

In %

As at
	March 31, 2019	March 31, 2018
Long term growth rate	8-10	8-10
Operating margins	17-20	17-20
Discount rate	12.5	13.5

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. Management believes that any reasonable possible changes in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

2.9 Business combination and Disposal Group held for sale

a. Business Combination

Accounting Policy

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Brilliant Basics Holdings Limited.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $4 million, contingent consideration of up to $3 million and an additional consideration of $2 million, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary.

The payment of contingent consideration to sellers of Brilliant Basics is dependent upon the achievement of certain financial targets by Brilliant Basics over a period of 3 years ending on March, 2020.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Brilliant Basics on achievement of certain financial targets. The key inputs used in determination of the fair value of contingent consideration are the discount rate of 10% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration is $2 million as at March 31, 2019.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(Dollars in millions)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	–	–-	–
Intangible assets - Customer Relationships	–	2	2
Deferred tax liabilities on intangible assets	–	–	–
	–	2	2
Goodwill			5
Total purchase price			7

*Includes cash and cash equivalents acquired of less than $1 million

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is less than $1 million and the amount has been substantially collected.

The fair value of each major class of consideration as of the acquisition date is as follows:

(Dollars in millions)

Component	Consideration settled
Cash paid	4
Fair value of contingent consideration	3
Total purchase price	7

The transaction costs of less than $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2018.

Wongdoody Holding Company Inc.

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to $75 million, which includes a cash consideration of $38 million, contingent consideration of up to $28 million and an additional consideration of up to $9 million, referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group.

WongDoody, brings to Infosys the creative talent and marketing and brand engagement expertise. Further the acquisition is expected to strengthen Infosys’ creative, branding and customer experience capabilities to bring innovative thinking, talent and creativity to clients.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

 (Dollars in millions)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	5	–	5
Intangible assets - Customer contracts and relationships	–	20	20
Intangible assets - Trade name	–	1	1
	5	21	26
Goodwill			25
Total purchase price			51

* Includes cash and cash equivalents acquired of $8 million.

Goodwill is tax deductible

The fair value of each major class of consideration as of the acquisition date is as follows:

(Dollars in millions)

Component	Consideration settled

Cash consideration	38
Fair value of contingent consideration	13
Total purchase price	51

The gross amount of trade receivables acquired and its fair value is $2 million and the amount has been fully collected.

The payment of contingent consideration to sellers of WongDoody is dependent upon the achievement of certain financial targets by WongDoody. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration is $17 million.

The transaction costs of less than $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2019.

Infosys Compaz Pte Limited (formerly known as Trusted Source Pte Ltd)

On November 16, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 60% stake in Infosys Compaz Pte. Ltd, a Singapore based IT services company. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to SGD 17 million (approximately $13 million on acquisition date), which includes a cash consideration of SGD 10 million (approximately $8 million on acquisition date), contingent consideration of up to SGD 7 million (approximately $5 million on acquisition date).

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(Dollars in millions)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	13	–	13
Intangible assets - customer contracts and relationships	–	6	6
Deferred tax liabilities on intangible assets	–	(1)	(1)
	13	5	18
Less: Non-controlling interests			(7)
Total purchase price			11

* Includes cash and cash equivalents acquired of $ 9 million.

The fair value of each major class of consideration as at the acquisition date is as follows:

(Dollars in millions)

Component	Consideration settled
Cash consideration	8
Fair value of contingent consideration	3
Total purchase price	11

The gross amount of trade receivables acquired and its fair value is $7 million and the amount has been substantially collected.

The payment of contingent consideration to sellers of Infosys Compaz Pte. Ltd is dependent upon the achievement of certain revenue targets by Infosys Compaz Pte. Ltd. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 9% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration is SGD 7 million ($5 million).

The transaction costs of less than $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2019.

Fluido Oy

On October 11, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Fluido Oy (Fluido), a Nordic-based salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to Euro 65 million (approximately $75 million), comprising of cash consideration of Euro 45 million (approximately $52 million), contingent consideration of up to Euro 12 million (approximately $ 14 million) and retention payouts of up to Euro 8 million (approximately $9 million), payable to the employees of Fluido over the next three years, subject to their continuous employment with the group.

Fluido brings to Infosys Salesforce expertise, alongside an agile delivery process that simplifies and scales digital efforts across channels and touchpoints. Further, Fluido strengthens Infosys’ presence across the Nordics region with developed assets and client relationships. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in $ million)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	2	–	2
Intangible assets - Customer contracts and relationships	–	21	21
Intangible assets - Salesforce Relationships	–	8	8
Intangible assets - Brand	–	4	4
Deferred tax liabilities on intangible assets	–	(7)	(7)
	2	26	28
Goodwill			32
Total purchase price			60

* Includes cash and cash equivalents acquired of $ 4 million.

Goodwill is not tax deductible

The fair value of each major class of consideration as of the acquisition date is as follows:

(in $ million)

Component	Consideration settled
Cash consideration	52
Fair value of contingent consideration	8
Total purchase price	60

The gross amount of trade receivables acquired and its fair value is $4 million and the amount is fully collected.

The payment of contingent consideration to sellers of Fluido is dependent upon the achievement of certain financial targets by Fluido. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financal targets. The undiscounted value of contingent consideration is EUR 8 million ($9 million).

The transaction costs of $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2019.

Hitachi Procurement Service Co. Ltd

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of voting interests in Hitachi Procurement Service Co., Ltd., (HIPUS), Japan, a wholly owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately $30 million) on fulfilment of closing conditions. The company has paid an advance of JPY 3.29 billion (approximately $30 million) to Hitachi towards cash consideration on March 29, 2019. HIPUS handles indirect materials purchasing functions for the Hitachi Group.

As of April 12, 2019 (i.e., the date of adoption of financial statements by the Board of Directors), the Company is in the process of finalising the accounting for acquisition of HIPUS, including allocation of purchase consideration to identifiable assets and liabilities.

Proposed acquisition

Stater N.V.

On March 28, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire 75% of the shareholding in Stater N.V., a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherlands, for a consideration including base purchase price of up to EUR 127.5 million (approximately $143 million) and customary closing adjustments, subject to regulatory approvals and fulfilment of closing conditions.

2.9.2 Disposal Group held for sale

Accounting policy

Non-current assets and Disposal Group are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non-current asset or the Disposal Group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non-current assets and Disposal Group held for sale are measured at the lower of carrying amount and fair value less cost to sell. Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the "Held for sale" criteria.

In the three months ended March 2018, the Company had initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya, collectively referred to as the “Disposal Group”. The Disposal Group was classified and presented separately as “held for sale” and was carried at the lower of carrying value and fair value. Consequently, a reduction in the fair value of Disposal Group held for sale amounting to $18 million in respect of Panaya had been recognized in the consolidated statement of comprehensive income for the three months and year ended March 31, 2018. During the three months ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to $39 million in respect of Panaya.

During the three months ended December 31, 2018, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the Disposal Group does not meet the criteria for “Held for Sale’ classification because it is no longer highly probable that sale would be consummated by March 31, 2019 ( twelve months from date of initial classification “ as held for sale”) Accordingly, in accordance with IFRS 5 -" Non current Assets held for Sale and Discontinued Operations", the assets and liabilities of Panaya and Skava have been included on a line by line basis in the consolidated financial statements for the period and as at December 31, 2018 and March 31, 2019.

On reclassification from “Held for sale”, the assets of Panaya and Skava have been remeasured in the quarter ended December 31, 2018 at the lower of cost and recoverable amount resulting in recognition of additional depreciation and amortization expenses of $12 million and an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" of $65 million (comprising of $52 million towards goodwill and $13 million towards value of customer relationships) in respect of Skava in the consolidated statement of comprehensive income for the three months and nine months ended December 31, 2018.

2.10 Employees' Stock Option Plans (ESOP)

Accounting Policy

The Group recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with IFRS 2, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

2015 Stock Incentive Compensation Plan (the 2015 Plan) (formerly 2011 RSU Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 17,038,883 equity shares will be issued as RSUs at par value and 7,000,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will generally vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

Consequent to the September 2018 bonus issue, all outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated , all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 20,324,982 and 10,801,956 shares (not adjusted for September, 2018 bonus issue) as at March 31, 2019 and March 31, 2018, respectively under the 2015 plan. Out of these shares 200,000 and 100,000 (not adjusted for September, 2018 bonus issue) equity shares have been earmarked for welfare activities of the employees as at March 31, 2019 and March 31, 2018, respectively.

The following is the summary of grants during the year ended March 31, 2019 and March 31, 2018 under the 2015 Plan:

Particulars	Year ended March 31
	2019	2018
RSU
Salil Parekh, CEO and MD - Refer Note 1 below	260,130	226,048
U.B. Pravin Rao, COO and WTD	68,250	54,500
Dr. Vishal Sikka*	–	540,448
Other KMPs	347,150	546,200
Employees other than KMP	3,665,170	3,194,020
	4,340,700	4,561,216
ESOP
U.B. Pravin Rao, COO and WTD	–	86,000
Dr. Vishal Sikka*	–	661,050
Other KMPs	–	88,900
Employees other than KMP	–	147,200
	–	983,150
Incentive units- cash settled
Other employees	74,090	100,080
	74,090	100,080

Total grants	4,414,790	5,644,446

Information in the table above is adjusted for September 2018 bonus issue.

*	Upon Dr. Vishal Sikka's resignation from the roles of the company, the unvested RSUs and ESOPs have been forfeited

1. Stock incentives granted to Salil Parekh, CEO & MD

Pursuant to the approval of the shareholders through a postal ballot on February 20 , 2018, Salil Parekh (CEO & MD) is eligible to receive under the 2015 Plan :

a)	an annual grant of RSUs of fair value 3.25 crore (approximately $0.5 million) which will vest over time in 3 equal annual installments upon completion of each year of service from the respective grant date

b)	a one-time grant of RSUs of fair value 9.75 crore (approximately $1.5 million) which will vest over time in 2 equal annual installments upon completion of each year of service from the grant date and
c)	annual grant of performance based RSUs of fair value 13 crore (approximately $2 million) which will vest after completion of three years the first of which concludes on March 31, 2021, subject to achievement of performance targets set by the Board or its committee.

The Board based on the recommendations of the Nomination and Remuneration committee approved on February 27, 2018,  the annual time based grant for fiscal 2018 of 56,512 RSUs (adjusted for September 2018 bonus issue) and the one-time time based grant of 169,536 RSUs (adjusted for September 2018 bonus issue). The grants were made effective February 27, 2018

Further, the Board, based on the recommendations of the Nomination and Remuneration Committee, granted 217,200 (adjusted for September 2018 bonus issue) performance based RSUs to Salil Parekh with an effective date of May 2, 2018. The grants would vest upon successful completion of three full fiscal years with the Company concluding on March 31, 2021 and will be determined based on achievement of certain performance targets for the said three-year period.

The Board based on the recommendations of the Nomination and Remuneration committee approved on January 11, 2019, the annual time based grant for fiscal 2019 of 42,930 RSUs. The grant was made effective February 1, 2019.

Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as at March 31, 2019, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payments.

The RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

As at March 31, 2019 and March 31, 2018, incentive units outstanding (net of forfeitures) were 177,454 and 223,514 (adjusted for September 2018 bonus issue), respectively.

Break-up of employee stock compensation expense

(Dollars in millions)

Particulars	Year ended March 31
	2019	2018
Granted to:
KMP(2)	5	(2)
Employees other than KMP	24	15
Total (1)	29	13
(1) Cash settled stock compensation expense included in the above	1	1

(2)	Included a reversal of stock compensation cost of $5 million recorded during the three months ended September 30, 2017 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation

The carrying value of liability towards cash settled share based payments was $1 million and $1 million as at March 31, 2019 and March 31, 2018.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the year ended March 31, 2019 and March 31, 2018 is set out below:

Particulars	Year ended March 31, 2019		Year ended March 31, 2018
	Shares arising out of options	Weighted average exercise price ($)	Shares arising out of options	Weighted average exercise price ($)
2015 Plan: RSU
Outstanding at the beginning	7,500,818	0.04	5,922,746	0.04
Granted	4,340,700	0.05	4,561,216	0.04
Exercised	1,864,510	0.04	1,296,434	0.04
Forfeited and expired	795,810	0.04	1,686,710	0.04
Outstanding at the end	9,181,198	0.05	7,500,818	0.04
Exercisable at the end	235,256	0.04	48,410	0.04
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,933,826	7.62	2,395,300	7.63
Granted	–	–	983,150	7.31
Exercised	117,350	7.35	104,824	7.63
Forfeited and expired	193,300	7.43	1,339,800	7.42
Outstanding at the end	1,623,176	7.46	1,933,826	7.62
Exercisable at the end	698,500	7.46	393,824	7.63

Information in the table above is adjusted for September 2018 bonus issue

During the year ended March 31, 2019 and March 31, 2018, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was $10.01 and $7.74 (adjusted for September 2018 bonus issue) respectively.

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2019:

	Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
2015 Plan:
0 - 0.07 (RSU)	9,181,198	1.70	0.05
6 - 8 (ESOP)	1,623,176	5.04	7.46
	10,804,374	2.20	1.16

Information in the table above is adjusted for September 2018 bonus issue

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2018:

	Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
2015 Plan:
0 - 0.04 (RSU)	7,500,818	1.89	0.04
6 - 8 (ESOP)	1,933,826	6.60	7.62
	9,434,644	2.57	1.59

Information in the table above is adjusted for September 2018 bonus issue

The fair value of each equity settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2019- Equity Shares-RSU	Fiscal 2019- ADS-RSU
Weighted average share price () / ($- ADS)(1)	696	10.77
Exercise price ()/ ($- ADS)(1)	3.31	0.06
Expected volatility (%)	21-25	22-26
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2.65	2.65
Risk-free interest rate (%)	7-8	2-3
Weighted average fair value as on grant date () / ($- ADS)(1)	648	10.03

Particulars	For options granted in
	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price () / ($- ADS)(1)	572	461	8.31	7.32
Exercise price ()/ ($- ADS)(1)	2.50	459	0.04	7.33
Expected volatility (%)	20-25	25-28	21-26	25-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)(1)	533	127	7.74	1.47

(1) Adjusted for September 2018 bonus issue

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.11 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the consolidated statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

Income tax expense in the consolidated statement of comprehensive income comprises:

(Dollars in millions)

Particulars	Year ended March 31,
	2019	2018
Current taxes
Domestic taxes	600	721
Foreign taxes	217	(12)
	817	709
Deferred taxes
Domestic taxes	3	(80)
Foreign taxes	(17)	28
	(14)	(52)
Income tax expense	803	657

During the quarter ended March 31, 2019, the Company entered into Advance Pricing Agreement (APA) in overseas jurisdictions resulting in a reversal of income tax expense of $14 million which pertained to prior periods.

In December 2017, the Company had concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service ("IRS") for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations. In accordance with the APA, the company had reversed  income tax expense provision of $225 million which pertained to previous periods which are no longer required.  The Company  had to pay an adjusted amount of approximately $223 million due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The Company has paid $215 million.

Further, the “Tax Cuts and Jobs Act (H.R. 1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures.

Income tax expense for the year ended March 31, 2019 and March 31, 2018 includes reversal (net of provisions) of $18 million and reversal (net of provisions) of $45 million respectively pertaining to prior periods on account of adjudication of certain disputed matters in favor of the Group across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(Dollars in millions)

Particulars	Year ended March 31,
	2019	2018
Profit before income taxes	3,003	3,143
Enacted tax rates in India	34.94%	34.61%
Computed expected tax expense	1,049	1,088
Tax effect due to non-taxable income for Indian tax purposes	(386)	(321)
Overseas taxes	102	109
Tax provision (reversals)	(25)	(253)
Effect of differential overseas tax rates	–	8
Effect of exempt non operating income	(8)	(10)
Effect of unrecognized deferred tax assets	13	29
Effect of non-deductible expenses	50	9
Branch profit tax (net of credits)	4	(32)
Subsidiary dividend distribution tax	–	27
Others	4	3
Income tax expense	803	657

The applicable Indian corporate statutory tax rate for the year ended March 31, 2019 and March 31, 2018 is 34.94% and 34.61%, respectively. The increase in the corporate statutory tax rate to 34.94% is consequent to changes made in the Finance Act, 2018.

Other income for the year ended March 31, 2019 and March 31, 2018 includes interest on income tax refund of $7 million and $41 million, respectively.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Group has benefited from certain income tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2019, Infosys' U.S. branch net assets amounted to approximately $751 million. As at March 31, 2019, the Company has a deferred tax liability for branch profit tax of $29 million (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Entire deferred income tax for the year ended March 31, 2019 and March 31, 2018 relates to origination and reversal of temporary differences except for a credit of $24 million (on account of US Tax Reforms explained above), for the year ended March 31, 2018.

During the year ended March 31, 2018, the Company received $130 million as dividend from its majority owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys. Accordingly, the group has recorded a charge of $27 million as income tax expense during the year ended March 31, 2018.

As at March 31, 2018, claims against the Group not acknowledged as debts from the Indian Income tax authorities amounted to 4,542 crore ($697 million). Amount paid to statutory authorities against this amounted to 6,540 crore ($1,003 million).

As at March 31, 2019, claims against the Group not acknowledged as debts from the Income tax authorities amounted to 2,851 crore ($412 million). These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to 5,924 crore ($857 million).

Subsequent to March 31, 2018, the Supreme Court of India ruled favorably in respect of certain income tax claims which have been given effect in the above disclosure of claims as of March 31, 2019.

2.12 Reconciliation of basic and diluted shares used in computing earnings per share

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Year ended March 31,
	2019	2018
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	4,347,130,157	4,510,664,644
Effect of dilutive common equivalent shares - share options outstanding	6,290,615	4,483,096
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,353,420,772	4,515,147,740

(1) excludes treasury shares

The above table is adjusted for September 2018 bonus issue

For the year ended March 31, 2019, no options to purchase equity shares had an anti-dilutive effect.

For the year ended March 31, 2018, 134,476 (adjusted for September 2018 bonus issue) number of options to purchase equity shares had an anti-dilutive effect.

2.13 Related party transactions

Refer Note 2.19 "Related party transactions" in the Company’s 2018 Annual Report on Form 20-F for the full names and other details of the Company's subsidiaries, associate and controlled trusts.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Changes in Subsidiaries

During the year ended March 31, 2019, the following are the changes in the subsidiaries:

-	Lodestone Management Consultants Inc. has been liquidated effective May 17, 2018
-	On May 22, 2018, Infosys acquired 100% voting rights in WongDoody Holding Company Inc., along with its two subsidiaries, WDW Communications, Inc and WongDoody, Inc. (Refer note 2.9)
-	Lodestone Management Consultants GmbH name changed to Infosys Austria GmbH
-	On August 6, 2018, Infosys Luxembourg SARL was incorporated as a wholly-owned subsidiary of Infosys Limited
-	Infosys Consulting Ltda became the majority owned and controlled subsidiary of Infosys Limited
-	On October 11, 2018, Infosys Consulting Pte Ltd, a wholly-owned subsidiary of Infosys Limited, acquired 100% voting interest in Fluido Oy along with its five subsidiaries Fluido Sweden AB (Extero), Fluido Norway A/S, Fluido Denmark A/S, Fluido Slovakia s.r.o and Fluido Newco AB (Refer to note 2.9)
-	On November 16, 2018, Infosys Consulting Pte Ltd. (Wholly owned Subsidiary of Infosys) acquired 60% voting interest in Infosys Compaz Pte Ltd. (formerly Trusted Source Pte Ltd.) (Refer to note 2.9)
-	On November 27, 2018, Infosys Canada Public Services Inc is incorporated as a wholly-owned subsidiary of Infosys Public Services Inc which is a wholly-owned subsidiary of Infosys Limited.
-	On November 29, 2018, Infosys CIS LLC was incorporated as a wholly-owned subsidiary of Infosys Limited
-	On December 19, 2018, Infosys South Africa (Pty) Ltd is incorporated as a wholly owned subsidiary of Infosys Consulting Pte Ltd which is a wholly-owned subsidiary of Infosys Limited.
-	S.C. Infosys Consulting S.R.L. became wholly owned subsidiary of Infosys Ltd.
-	Lodestone Management Consultants Co Ltd name has been changed to “Infosys Consulting (Shanghai) Co. Ltd.”

Changes in Key management personnel

The following were the changes in key management personnel:-

•	Nilanjan Roy has been appointed as Chief Financial Officer effective March 1, 2019
•	Jayesh Sanghrajka was appointed as Interim Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019

•	M.D. Ranganath resigned as Chief Financial Officer effective November 16, 2018
•	Michael Nelson Gibbs appointed as an Independent Director effective July 13, 2018
•	Ravi Venkatesan, resigned from his position as Co-Chairman effective August 24, 2017 and resigned as member of the Board effective May 11, 2018

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

   (Dollars in millions)

Particulars	Year ended March 31,
	2019	2018
Salaries and other employee benefits to whole-time directors and executive officers(1)(2)(3)(4)(5)	14	8
Commission and other benefits to non-executive/ independent directors	1	2
Total	15	10

(1)	Total employee stock compensation expense for the year ended March 31, 2019 includes $5 million towards key managerial personnel. For the year ended March 31, 2018,a reversal of employee stock compensation expense of $2 million was recorded towards key managerial personnel.(Refer to note 2.10)

(2)	Includes a reversal of stock compensation cost of $5 million recorded during the three months ended September 30, 2017 towards forfeiture of stock incentive granted to Dr. Vishal Sikka upon his resignation (Refer to note 2.10)

(3)	On December 20, 2018, the Board appointed Nilanjan Roy as the Chief Financial Officer of the Company with effect from March 1, 2019.
(4)	On December 2, 2017, the Board appointed Salil Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018.
(5)	On June 16, 2017, the Board appointed Inderpreet Sawhney as the Group General Counsel and Chief Compliance Officer of the Company with effect from July 3, 2017; The Board in their meeting held on July 14, 2017 designated her as an Executive Officer with effect from the date of the meeting.

Investment in Associate

During the three months ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to $11 million.

2.14 Segment Reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance.

During the three months ended June 30, 2018, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the reportable business segments based on “Management approach” as defined under IFRS 8, Operating Segments. Therefore, enterprises in Insurance which was earlier considered under the Life Sciences, Healthcare and Insurance business segment are now considered under the Financial Services business segment and enterprises in Communication, Telecom OEM and Media which was earlier under Energy & Utilities, Communication and Services is now shown as a separate business segment. Segmental operating income has changed in line with these as well as changes in the allocation method. The CODM evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services. Consequent to the above change in the composition of reportable business segments, the prior year comparatives for the year ended March 31, 2018 have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public Services and revenue generated from customers located in India, Japan and China and other enterprises in public service. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centres and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.14.1 Business Segments

Year ended March 31, 2019 and March 31, 2018

 (Dollars in millions)

	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences	All Other segments	Total
Revenues	3,778	1,935	1,488	1,483	1,163	882	743	327	11,799
	3,594	1,760	1,378	1,287	1,035	796	729	360	10,939
Identifiable operating expenses	2,021	974	816	808	644	506	394	202	6,365
	1,876	878	702	652	602	431	378	208	5,727
Allocated expenses	775	385	312	312	255	154	147	109	2,449
	731	371	269	261	235	140	135	122	2,264
Segment profit	982	576	360	363	264	222	202	16	2,985
	987	511	407	374	198	225	216	30	2,948
Unallocable expenses									289
									289
Operating profit									2,696
									2,659
Other income, net (Refer Note 2.16)									411
									513
Reduction in the fair value of Disposal Group held for sale (Refer Note 2.9)									(39)
									(18)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer Note 2.9)									(65)
									–
Share in net profit/(loss) of associate, including impairment									–
									(11)
Profit before Income taxes									3,003
									3,143
Income tax expense									803
									657
Net profit									2,200
									2,486
Depreciation and amortization									287
									289
Non-cash expenses other than depreciation and amortization									107
									29

2.14.2 The following table sets forth our revenue by Geography for the year ended March 31, 2019 and March 31, 2018

(Dollars in millions)

	North America	Europe	India	Rest of the World	Total
2019	7,141	2,847	292	1,519	11,799
2018	6,605	2,596	346	1,392	10,939

2.14.3 Significant clients

No client individually accounted for more than 10% of the revenues for the year ended March 31, 2019 and March 31, 2018, respectively.

2.15 Revenue from Operations

Accounting Policy:

The Group derives revenues primarily from business IT services comprising of software development and related services, consulting and package implementation and from the licensing of software products and platforms across our core and digital offerings (“together called as software related services”)

Effective April 1, 2018, the Group adopted IFRS 15 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. In accordance with the cumulative catch-up transition method, the comparatives have not been retrospectively adjusted. The following is a summary of new and/or revised significant accounting policies related to revenue recognition. Refer Note 2.10 "Revenue from operations" in the Company’s 2018 Annual Report on Form 20-F for the policies in effect for revenue prior to April 1, 2018. The effect on adoption of IFRS 15 was insignificant.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last invoicing to the reporting date is recognized as unbilled revenue. Revenue from fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time and where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

Revenues in excess of invoicing are classified as contract assets (which we refer as unbilled revenue) while invoicing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, the Group has applied the guidance in IFRS 15, Revenue from contract with customer, by applying the revenue recognition criteria for each distinct performance obligation. The arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Group has applied the principles under IFRS 15 to account for revenues from these performance obligations. When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the performance obligation is estimated using the expected cost plus margin approach. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives to each of the underlying performance obligation that corresponds to the progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs.

Deferred contract costs are incremental costs of obtaining a contract which are recognised as assets and amortized over the term of the contract.

Contract modifications are accounted for when additions, deletions or changes are approved either to the contract scope or contract price. The accounting for modifications of contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract, if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

The Group presents revenues net of indirect taxes in its consolidated statement of comprehensive income.

Revenues for the year ended March 31, 2019 and March 31, 2018 is as follows:

(Dollars in millions)

Particulars	Year ended March 31,
	2019	2018
Revenue from software services	11,184	10,371
Revenue from products and platforms	615	568
Total revenue from operations	11,799	10,939

Disaggregate revenue information

The table below presents disaggregated revenues from contracts with customers by geography, offerings and contract-type for each of our business segments. The Group believes this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors.

Year ended March 31, 2019

(Dollars in millions)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy, Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography
North America	2,290	1,255	796	838	619	844	438	61	7,141
Europe	698	548	271	507	499	15	287	22	2,847
India	172	3	8	–	12	20	2	75	292
Rest of the world	618	129	413	138	33	3	16	169	1,519
Total	3,778	1,935	1,488	1,483	1,163	882	743	327	11,799
Revenue by offerings
Services
Digital	1,076	630	491	427	327	285	156	44	3,436
Core	2,293	1,255	971	1,026	805	584	539	275	7,748
Subtotal	3,369	1,885	1,462	1,453	1,132	869	695	319	11,184
Products and platforms
Digital	104	43	25	10	20	12	29	6	249
Core	305	7	1	20	11	1	19	2	366
Subtotal	409	50	26	30	31	13	48	8	615
Total	3,778	1,935	1,488	1,483	1,163	882	743	327	11,799
Digital	1,180	673	516	437	347	297	185	50	3,685
Core	2,598	1,262	972	1,046	816	585	558	277	8,114
Revenues by contract type
Fixed Price	1,655	1,223	903	861	596	450	347	162	6,197
Time & Materials	2,123	712	585	622	567	432	396	165	5,602
Total	3,778	1,935	1,488	1,483	1,163	882	743	327	11,799

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning and Infosys McCamish- insurance platform

Trade Receivables and Contract Balances

The Group classifies the right to consideration in exchange for deliverables as either a receivable or as unbilled revenue

A receivable is a right to consideration that is unconditional upon passage of time. Revenue for time and material contracts are recognised as related service are performed. Revenue for fixed price maintenance contracts is recognized on a straight line basis over the period of the contract. Revenues in excess of billings is recorded as unbilled revenue and is classified as a financial asset for these cases as right to consideration is unconditional upon passage of time.

Revenue recognition for fixed price development contracts is based on percentage of completion method. Invoicing to the clients is based on milestones as defined in the contract. This would result in the timing of revenue recognition being different from the timing of billing the customers. Unbilled revenue for fixed price development contracts is classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivable and unbilled revenues are presented net of impairment in the consolidated Balance Sheet.

During the year ended March 31, 2019 , the company recognized revenue of $319 million arising from opening unearned revenue as of April 1, 2018.

During the year ended March 31, 2019 , $383 million of unbilled revenue pertaining to fixed price development contracts as of April 1, 2018 has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as of the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in IFRS 15, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material basis. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

The aggregate value of performance obligations that are completely or partially unsatisfied as of March 31, 2019, other than those meeting the exclusion criteria mentioned above, is $7,414 million. Out of this, the Group expects to recognize revenue of around 50% within the next one year and the remaining thereafter. This includes contracts that can be terminated for convenience without a substantive penalty since, based on current assessment, the occurrence of the same is expected to be remote.

The impact on account of applying the erstwhile IAS 18 - Revenue instead of IFRS 15- Revenue from contract with customers on the financials results of the Group for the year ended and as at March 31, 2019 is insignificant. On account of adoption of IFRS 15, unbilled revenues of $474 million as of March 31, 2019 has been considered as Non financial asset.

2.16 Break-up of expenses and other income, net

Accounting Policy

2.16.1 Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM (formerly Infosys BPO) and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / asset are recognized in other comprehensive income and not reclassified to profit or loss in subsequent period. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the statement of comprehensive income.

2.16.2 Superannuation

Certain employees of Infosys, Infosys BPM (formerly Infosys BPO) and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.16.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a portion of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The companies have no further obligation to the plan beyond its monthly contributions.

2.16.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each balance sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.16.5 Other income

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Effective April 1, 2018, the Group has adopted IFRS interpretation IFRIC 22- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

2.16.6 Operating Profits

Operating profit of the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

Cost of sales

(Dollars in millions)

	Year ended March 31,
	2019	2018
Employee benefit costs	5,780	5,379
Depreciation and amortization	287	289
Travelling costs	253	225
Cost of technical sub-contractors	860	666
Cost of software packages for own use	129	136
Third party items bought for service delivery to clients	231	152
Operating lease payments	52	50
Consultancy and professional charges	6	8
Communication costs	34	35
Repairs and maintenance	53	46
Provision for post-sales client support	–	22
Others	2	(7)
Total	7,687	7,001

Sales and marketing expenses

(Dollars in millions)

	Year ended March 31,
	2019	2018
Employee benefit costs	462	425
Travelling costs	59	48
Branding and marketing	69	47
Operating lease payments	11	12
Consultancy and professional charges	28	10
Communication costs	3	3
Others	6	7
Total	638	552

Administrative expenses

(Dollars in millions)

	Year ended March 31,
	2019	2018
Employee benefit costs	226	230
Consultancy and professional charges	154	144
Repairs and maintenance	134	127
Power and fuel	32	32
Communication costs	31	38
Travelling costs	36	37
Rates and taxes	27	25
Operating lease payments	20	20
Insurance charges	9	9
Impairment loss recognized/(reversed) under expected credit loss model	35	11
Commission to non-whole time directors	1	1
Contributions towards Corporate Social Responsibility	38	24
Others	35	29
Total	778	727

Other income, net

(Dollars in millions)

Particulars	Year ended March 31,
	2019	2018
Interest income on financial assets carried at amortized cost	201	260
Interest income on financial assets fair valued through other comprehensive income	92	106
Dividend income on investments carried at fair value through profit or loss	–	1
Gain/(loss) on investments carried at fair value through profit or loss	24	39
Exchange gains / (losses) on forward and options contracts	27	-
Exchange gains / (losses) on translation of other assets and liabilities	18	36
Others	49	71
	411	513

2.17 Capital allocation policy

2.17.1 Update on capital allocation policy and buyback

In line with the capital allocation policy announced in April 2018, the Board, in its meeting held on January 11, 2019, approved the following :

(a) Declared a special dividend of 4/- per equity share (approximately $0.06 per share);

(b) Recommended buyback of Equity Shares from the open market route through Indian stock exchanges of up to 8,260 crore (Maximum Buyback Size) at a price not exceeding 800/- per share (Maximum Buyback Price) subject to shareholders' approval by way of Postal Ballot.

After the execution of the above, along with the special dividend of 5/- per share (approximately $0.08 per share) already paid in June 2018, the Company would complete the distribution of 13,000 crore (approximately $2 billion), which was announced as part of its capital allocation policy in April 2018

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019. At the Maximum buyback price of 800/- per share and the Maximum buyback size of 8,260 crore, the indicative maximum number of Equity shares bought back would be 103,250,000 Equity Shares (Maximum buyback shares) comprising approximately 2.36% of the paid-up equity share capital of the Company as of March 12, 2019 (the date of conclusion of postal ballot for approval for buyback).

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and is expected to be completed by September 2019. During the year ended March 31, 2019, 12,652,000 equity shares were purchased from the stock exchange which includes 1,818,000 shares which have been purchased but not extinguished as of March 31, 2019 and 3,636,000 shares which have been purchased but have not been settled and therefore not extinguished as of March 31, 2019. In accordance with section 69 of the Companies Act, 2013, during the year ended March 31, 2019 , the Company has created ‘Capital Redemption Reserve’ of $1 million equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore ($2 billion). The shareholders approved the said proposal of Buyback of Equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 113,043,478 Equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of 1,150 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e. November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 113,043,478 equity shares were extinguished. The company utilized its securities premium and general reserve for the buyback of its shares. In accordance with section 69 of the Companies Act, 2013, the company created ‘Capital Redemption Reserve’ of $9 million equal to the nominal value of the shares bought back as an appropriation from general reserve during the year ended March 31, 2018.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2019, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements

2.17.2 Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as credit against dividend distribution tax payable by Infosys Limited.

Effective from Financial Year 2018, the Company's policy is to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

Amount of per share dividend recognised as distribution to equity shareholders:

Particulars	Year ended March 31, 2019		Year ended March 31, 2018
	in	in US Dollars	in	in US Dollars
Final dividend for fiscal 2018	10.25	0.16	–	–
Special dividend for fiscal 2018	5.00	0.08	–	–
Interim dividend for fiscal 2019	7.00	0.10	–	–
Special dividend for fiscal 2019	4.00	0.06	–	–
Final dividend for fiscal 2017	–	–	7.38	0.12
Interim dividend for fiscal 2018	–	–	6.50	0.10

Note:	Dividend per equity share disclosed in the above table represents dividends declared previously, retrospectively adjusted for September 2018 bonus issue.

During the year ended March 31, 2019 on account of the final dividend for fiscal 2018 , special divided for fiscal 2018 and fiscal 2019 and interim dividend for fiscal 2019 the Company has incurred a net cash outflow of $1,956 million (excluding dividend paid on treasury shares) inclusive of dividend distribution tax.

The Board of Directors in their meeting on April 12, 2019 recommended a final dividend of 10.50/- per equity share (approximately $0.15 per equity share ) for the financial year ended March 31, 2019. This payment is subject to the approval of shareholders in the ensuing Annual General Meeting of the Company, to be held on June 22, 2019 and if approved would result in a net cash outflow of approximately $793 million, (excluding dividend paid on treasury shares) including dividend distribution tax. The final dividend of 10.50/- per equity share (approximately $0.15 per equity share) and the resultant expected cash outflow is based on the outstanding number of shares after considering shares bought back by the Company subsequent to the year ended March 31, 2019.

2.17.3 Bonus issue

The Company has allotted 2,18,41,91,490 fully paid up equity shares (including treasury shares) of face value 5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through postal ballot. Record date fixed by the Board of Directors was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

The bonus shares allotted ranks pari passu in all respects and carry the same rights as the existing equity shareholders and are entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

2.18 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/- each. 20,324,982 shares and 10,801,956 shares(not adjusted for September 2018 bonus issue) were held by controlled trust, as at March 31, 2019 and March 31, 2018, respectively.

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram	Nilanjan Roy	A. G. S. Manikantha
Director	Chief Financial Officer	Company Secretary

Bengaluru April 12, 2019

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income for the three months ended March 31,

(Dollars in millions except equity share and per equity share data)

	2019	2018
Revenues	3,060	2,805
Cost of sales	2,028	1,793
Gross profit	1,032	1,012
Operating expenses:
Selling and marketing expenses	174	147
Administrative expenses	200	172
Total operating expenses	374	319
Operating profit	658	693
Other income, net	94	100
Reduction in the fair value of Disposal Group held for sale	–	(18)
Profit before income taxes	752	775
Income tax expense	171	204
Net profit	581	571
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability/asset, net	–	6
Equity instruments through other comprehensive income, net	–	1
	–	7
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net	3	(2)
Fair value changes on derivatives designated as cash flow hedge, net	(2)	–
Foreign currency translation	74	(164)
	75	(166)
Total other comprehensive income/(loss), net of tax	75	(159)
Total comprehensive income	656	412
Profit attributable to:
Owners of the company	580	571
Non-controlling interests	1	–
	581	571
Total comprehensive income attributable to:
Owners of the company	655	412
Non-controlling interests	1	–
	656	412
Earnings per equity share
Basic ($)	0.13	0.13
Diluted ($)	0.13	0.13
Weighted average equity shares used in computing earnings per equity share
Basic	4,347,129,592	4,346,554,120
Diluted	4,353,023,863	4,349,617,024

In the three months ended March 31, 2018, the Company had classifed its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya, collectively referred to as the “Disposal Group” as "Held for sale" and recorded a reduction in the fair value amounting to $18 million for the three months and year ended March 31, 2018 and $39 million for the three months ended June 30, 2018 in respect of Panaya.

During the three months ended December 31, 2018, in accordance with IFRS 5 -" Non current Assets held for Sale and Discontinued Operations", the Company concluded that the Disposal Group does not meet the criteria for "Held for Sale" classification and accordingly the assets and liabilities of Panaya and Skava have been included on a line by line basis in the consolidated financial statements for the period and as at December 31, 2018 and March 31, 2019.

On reclassification from “Held for Sale”, the Company recorded additional depreciation and amortization expenses of $12 million and an adjustment in respect of excess of carrying amount over recoverable amount of $65 million (comprising of $52 million towards goodwill and $13 million towards value of customer relationships) in respect of Skava in the consolidated statement of comprehensive income for the three months ended December 31, 2018.